UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

 (Title of Class of Securities)

M8183P102

(CUSIP Number)

May 7, 2013

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. David Rivel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 821,381
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 821,381
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,381
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.74%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 *      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

Item 1(a)	Name of Issuer

RRsat Global Communications Network Ltd. (the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices

RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

The principal business office of David Rivel is located at 11Menachem Begin Rd, Ramat Gan 56681, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to such reporting person.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share, of the Issuer ("Ordinary Shares").

Item 2(e)	CUSIP Number

M8183P102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned: 821,381 Ordinary Shares. David Rivel is the record owner of 821,381 Ordinary Shares.

(b)	Percentage of class: 4.74%.

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 821,381 Ordinary Shares
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 821,381 Ordinary Shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Page 3 of 5 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 4 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2013
/s/ DAVID RIVEL DAVID RIVEL

Page 5 of 5 Pages